Benaco, Inc.

K Červenemu Vrchu 845/2b, Apt. 223

Prague 6, Czech Republic 160 00

Tel. 011-420-77777-2181

E-mail: benacoinc@gmail.com

June 10, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Lisa Kohl or Ms. Catherine T. Brown

Re: Benaco, Inc.

Amendment No.2 to

Registration Statement on Form S-1,

Filed on June 2, 2011

Filing No. 333-173476

Dear Ms. Kohl and Ms. Brown:

Further to your letter dated June 9, 2011, concerning the deficiencies in Amendment No.2 to Registration Statement on Form S-1 filed on June 2, 2011, we provide the following responses:

General

1. We note your response to comment one in our letter dated May 31, 201l and the related revisions to your filing. Please revise your disclosure throughout the filing to state, if true, that you need $35,000 to conduct your operations for the next year. In this regard, we note as examples only, the following statements:

• “One of the factors that we will consider in determining whether it is in the best interest of our Company to terminate the offering will be our ability to raise a minimum funding of approximately $30,000 to start and to conduct our proposed operations for a minimum period of one year.” (Prospectus Summary and page five)

• “If necessary, Natalia Belykh, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process, but we will require a minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year.” (page 12)

Please revise your disclosure throughout your filing to state consistently the amount of capital that is necessary for you to commence and sustain operations for the next year.

Response:  In response to this comment the company revised its disclosure throughout your filing to state consistently the amount of capital that is necessary for us to commence and sustain operations for the next year.

2. We note your disclosure throughout the filing that your offering expenses have already been paid. With a view towards clarity, if such expenses have already been paid, please explain why you differentiate between gross and net offering proceeds throughout the filing, and explain why professional and filing fees are deducted from gross offering proceeds in the “Use of Proceeds” table on page 12. Also revise your disclosure under “Other Expenses of Issuance and Distribution” on page 40 to state that you have already paid such expenses and explain your statements that such amounts are estimates throughout your registration statement. If you have already paid such expenses but intend to use funds from this offering to pay off loans or notes payable relating to this offering, please state this clearly in your filing and reconcile this fact with your disclosure on page 12 that you will not use proceeds from this offering to repay Ms. Belykh for any funds advanced to you.

Response:  In response to this comment the company revised its disclosure throughout the filing regarding our offering expenses.

Prospectus cover page

3. Since you are conducting your offering on a best efforts basis and there is no minimum number of shares that must be sold, please revise your table to show not only the maximum offering price and proceeds but also the minimum amounts. Alternatively, delete the table and revise the third paragraph to include your anticipated net proceeds from the offering on a per share and aggregate basis. See Item 501(b)(3) of Regulation S-K.

Response:  In response to this comment the company deleted the table and revised the third paragraph to include our anticipated net proceeds from the offering on a per share and aggregate basis:

This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell.  Ms. Belykh will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, she will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The shares will be offered at a fixed price of $0.03 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering shall terminate on the earlier of (i) the date when the sale of all 3,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 3,000,000 shares registered under the Registration Statement of which this Prospectus is part. One of the factors that we will consider in determining whether it is in the best interest of our Company to terminate the offering will be our ability to raise a minimum funding of approximately $35,000 to start and to conduct our proposed operations for a minimum period of one year. Our anticipated net proceeds from the offering are $0.0267 per share and $80,000 in aggregate.

Risk Factors, page 6

Anti-takeover effects of certain provisions of Nevada State Law, page 11

4. We note the addition of this risk factor in response to comment 10 in our letter dated May 31, 2011. It appears that in adding this risk factor, you combined this risk factor with a risk factor relating to costs associated with SEC reporting obligations. Please revise to ensure that these risks appear as separate risk factors.

Response:  In response to this comment the company revised its disclosure to separate these risk factors.

Business, page 20

Agreement with our supplier, page 23

5. We note your response to comment nine in our letter dated May 31, 2011. As previously requested, please state whether there is any limit on the amount that your supplier may adjust prices. If there is no such limit, state this clearly in your filing.

Response:  In response to this comment the company clearly stated in its filing that there is no limit on the amount that our supplier may adjust prices:

According to the Sales Distribution Agreement Hascrone S.R.O is entitled to make reasonable adjustment(s) to the price of the products. There is no limit on the amount that our supplier may adjust prices. Also, there is no quantitative amount that constitutes a “reasonable adjustment”; the reasonable nature of the adjustment will be associated with the factors driving such an adjustment. As an example, this may occur if foreign exchange rates or commodity prices change. Because the Bohemian Chandeliers manufacturers locate in Czech Republic, all their operations are in Czech Koruna. If Czech Koruna rises against U.S. Dollar our supplier will raise the prices. If commodity prices such as energy prices or raw material rise the Czech manufacturers will raise their prices. If these changes are insignificant, we expect to absorb any price adjustments. However if prices of Bohemian Chandeliers rise more than 5% we anticipate passing these costs onto our customers. Price competition could negatively affect our operating results. If our competitors do not change their prices while we increase it could adversely affect our business and operating results.

Please direct any further comments or questions you may have to the company's attorney, David M. Loev at:

The Loev Law Firm, PC
6300 West Loop South
Suite 280
Bellaire, Texas 77401

Tel. (713) 524-4110

Fax.  (713) 524-4122

Thank you.

Sincerely,

/S/ Natalia Belykh

Natalia Belykh, President